Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
MTS Systems Corporation:

We consent to the incorporation by reference in the registration statements (Nos. 333-82582, 333-136113, 333-172136 and 333-172137) on Form S-8 of MTS Systems Corporation and subsidiaries of our report dated November 27, 2012, with respect to the consolidated balance sheets of MTS Systems Corporation and subsidiaries as of September 29, 2012 and October 1, 2011, and the related consolidated statements of income, shareholders’ investment and comprehensive income, and cash flows, and the related financial statement schedule II for each of the years in the three-year period ended September 29, 2012, and the effectiveness of internal control over financial reporting as of September 29, 2012, which report appears in the September 29, 2012 annual report on MTS Systems Corporation and subsidiaries.

/s/ KPMG LLP

Minneapolis, Minnesota
November 28, 2012